UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

On May 31, 2024, Mingzhu Logistics Holdings Limited (the “Company”) entered into an Acquisition Agreement with Oxylus Global Inc. (“Oxylus”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Company intend to effect an acquisition of Oxylus by the Company (the “Acquisition”) in accordance with this Agreement. Upon consummation of the Acquisition, Oxylus shall become a wholly owned subsidiary of the Company.

According to the Acquisition Agreement, Oxylus will locate its headquarters in Zug of Switzerland after the Acquisition and all of the intellectual properties and patents will be registered in Switzerland.

On May 31, 2024, the Company issued a press release announcing the Acquisition. A copy of the press release issued by the Company is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: June 6, 2024	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Acquisition Agreement by and among Mingzhu Logistics Holdings Limited and Oxylus Global Inc. dated May 31, 2024
99.1	Press Release dated May 31, 2024

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